Proskauer Rose (UK) LLP Ten Bishops Square London E1 6EG

Peter Castellon Partner
d +44 (20) 7539-0620 m +44 (7702) 779-181 pcastellon@proskauer.com www.proskauer.com

November 19, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:                                         Mr. Jeffrey P. Riedler

Re:                             TiGenix
Draft Registration Statement on Form F-1

Submitted on October 3, 2014

CIK No. 0001581987

Dear Sir.:

On behalf of TiGenix (the “Company”), we submit this letter and attachments in response to comments from the staff of the Securities and Exchange Commission received by letter dated October 31, 2014, relating to the above-referenced draft registration statement of the Company submitted confidentially to the Commission on Form F-1 on October 3, 2014.

The Company is concurrently confidentially submitting via EDGAR a revised confidential draft registration statement on Form F-1, which includes changes to reflect responses to the staff’s comments as well as to update the Company’s disclosure.

In this letter, we have recited the comments from the staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the confidential draft registration statement. Except as otherwise specifically indicated, page references in the Company’s responses to the staff’s comments correspond to the pagination of the revised confidential draft registration statement.

The responses provided herein are based upon information provided to Proskauer Rose LLP by the Company. In addition to submitting this letter via Edgar, we are sending via Federal Express two (2) copies of each of this letter and the revised confidential draft registration statement (marked to show changes from the confidential draft registration statement).

Prospectus Summary, page 1

I                                           Please revise your disclosure to explain the meaning or significance of the following terms at their first use in the prospectus:

•                  adipose-derived stem cells;

Proskauer Rose LLP, the limited liability partnership registered in England and Wales (No. OC330064), is authorised and regulated by the Solicitors Regulation Authority. A list of members and their professional qualifications is open to inspection at the office address above.

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•                  orphan designation;

•                  perianal fistulas;

•                  intra-lymphatic administration; and

•                  current Good Manufacturing Requirements

Response to Comment 1:

The Company has revised its disclosure as requested on page 1 in the Summary section of the revised confidential draft registration statement with respect to each of the identified terms other than the term “orphan designation” and has made conforming changes on page 68 of the Business section. The prospectus includes a detailed description of orphan designation as interpreted by the U.S. Food and Drug Administration and the European Medicines Agency in the Business section as part of the overview of relevant regulation. In addition, in response to the staff’s comment, the Company has revised its disclosure on page 68, the first page of the Business section, to include a brief definition of the term when it is first used in that section.

Product and Product Candidates, page 1

II                                      Please revise your product pipeline table to place the arrow for Cx601 in the middle of the Phase III column rather than at the end as you have not yet completed any Phase III trials for the product candidate. We also note that you plan to initiate Phase III trials in the U.S. in 2016. Similarly, please move the arrow for Cx611 for the treatment of severe sepsis to the beginning of the Phase I column as you are not scheduled to begin your Phase Ib until the first quarter of 2015. Please also apply these revisions to your pipeline table at page 76.

Response to Comment 2:

The Company has revised its disclosure as requested on pages 2 and 76 of the revised confidential draft registration statement. The revised table is also included below for your reference.

ChondroCelect, page 3

III                                 We note your disclosure in various parts of the prospectus that you have discontinued your operations in connection with ChrondoCelect. Please highlight this determination in your initial discussion of ChrondoCelect and clarify that going forward you will receive royalties from the sale of this product in various jurisdictions pursuant to your distribution agreement with Sobi.

Response to Comment 3:

The Company has revised its disclosure as requested in the Prospectus Summary on page 3 of the revised confidential draft registration statement, and has made corresponding changes to the disclosure on pages 69 and 89 in the Business section.

Summary Risk Factors, page 4

IV                                  Please expand your fourth bullet point in this section to disclose your accumulated deficit to date.

Response to Comment 4:

The Company has revised its disclosure as requested on page 4 of the revised confidential draft registration statement.

Implication of Being an Emerging Growth Company, page 5

V                                       Please expand your disclosure to discuss your status as a foreign private issuer and the exemptions available to you as a foreign private issuer. In this regard, please identify those exemptions which overlap with the ones available to you as an emerging growth company and to what extent you will continue to enjoy any exemptions as a result of your status as a foreign private issuer once you no longer qualify as an emerging growth company.

Response to Comment 5:

The Company has revised its disclosure as requested on pages 5 and 6 of the revised confidential draft registration statement.

Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

If we fail to obtain additional financing, we may be unable to complete the…, page 13

VI                                  Please expand your disclosure in this risk factor to quantify the amount of your cash and cash equivalents.

Response to Comment 6:

The Company has revised its disclosure as requested on page 14 of the revised confidential draft registration statement.

Risks Related to Our Business

We face competition and technological change, which could limit or eliminate…, page 17

VII                             Please expand your risk factor to provide a brief discussion of the competitors for your main product candidates and your commercialized product ChondroCelect.

Response to Comment 7:

The Company has revised its disclosure as requested on page 18 of the revised confidential draft registration statement.

Our success depends on certain key people, and we must continue to attract…, page 17

VIII                        Please identify the key individuals on whom you are substantially dependent.

Response to Comment 8:

The Company has deleted this risk factor. It believes that there is no particular individual whose departure would be a threat to the Company’s future prospects. The Company originally included this risk factor after considerable discussion to address the risk arising from the potential loss of qualified and experienced personnel or the inability to continue to recruit such personnel, but has determined upon further consideration that there is no reason to believe that it would not be able to replace any departing personnel with equally skilled and able employees.

We could face product liability claims, resulting in damages against which…, page 18

IX                                  Please expand your risk factor disclosure quantify the amount of product liability insurance that you carry.

Response to Comment 9:

The Company has revised its disclosure as requested on page 19 of the revised confidential draft registration statement.

We are currently engaged in proceedings challenging a patent owned by the University of Pittsburgh…, page 21

X                                       Please revise the heading of the risk factor to highlight that you may choose to delay the launch of your adipose-derived stem cell products until the expiration of patent US6777231 on March 10, 2020 due to the risk of patent infringement or litigation issues.

Response to Comment 10:

The Company has revised its disclosure as requested on page 22 of the revised confidential draft registration statement.

Risks Related to Our Dependence on Third Parties

The manufacturing facilities where our product candidates are made are…, page 22

XI                                  We note that you have provided this same risk factor on pages 16 and 22 of your prospectus. Please delete the risk factor on page 16 and retain the one on page 22 as it appears that this risk factor pertains to risks related to your dependence on third parties.

Response to Comment 11:

The Company has revised its disclosure to delete the risk factor on page 23 and retain it on page 17 of the revised confidential draft registration statement. We respectfully submit that it is more appropriate to include the risk factor in the section discussing the Company’s business risks, because the risk factor relates to the Company’s own manufacturing facility in Madrid, Spain, where it conducts research and development and manufacturing activities as part of its core business, rather than to facilities run by third parties.

Use of proceeds, page 41

XII                             Please revise your use of proceeds disclosure to indicate how far in the clinical development of Cx611 for early rheumatoid arthritis and severe sepsis you expect the proceeds from the offering will enable you to reach. For example, to the extent you believe the funds will allow you to complete enrollment of your Phase IIb trial for Cx611 in early rheumatoid arthritis and/or obtain preliminary data for your Phase Ib trial for Cx611 for severe sepsis, you should revise your disclosure accordingly.

Response to Comment 12:

The Company respectfully submits that the requested disclosure would adversely affect the Company’s competitive position vis-à-vis its direct competitors, who would obtain crucial information as to the Company’s cost structure and compromise its position in future negotiations with its counterparties to run such trials, because the counterparties would know in advance how much the Company anticipates spending for such trials. In contrast, since the Company has already disclosed the pertinent information about its future plans, investors will receive no incremental benefit from the additional requested disclosure.

Capitalization, page 43

XIII                        Please revise the first sentence to state that the table sets forth your cash and cash equivalents and receivables from reverse repurchase agreements as well as your capitalization.

Response to Comment 13:

The Company has revised its disclosure as requested on page 43 of the revised confidential draft registration statement.

XIV                         The ‘pro forma’ column should reflect the total balances after adjustment and not just the adjustment itself. Also, since the initial public offering price has not been determined, the ‘pro forma as adjusted’ balances should be blank. Please revise.

Response to Comment 14:

The Company has revised its disclosure as requested on page 43 of the revised confidential draft registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 50

XV                              Tell us your consideration of providing pro forma financial information as specified in Article 11 of Regulation S-X for the change in revenue stream from ChondroCelect from sales of product to a royalty and if you believe no pro forma information is required, why not.

Response to Comment 15:

The Company respectfully submits that it considered the guidance in Article 11 of Regulation S-X and ultimately determined that pro forma information is not needed in its situation. It is of the opinion that such disclosure would draw undue attention to the revenue stream related to ChondroCelect, while the Company has strategically decided to reassign its focus to the development of its pipeline of eASC-based product candidates.

Only for informational purposes, the Company submits that the effect of these royalties on the Company’s income statement would be to have increased total revenues by 0.6 million euros as of June 2014, and 0.9 million euros as of December 31, 2013. This increase in the revenue line would have decreased the loss for the period from continuing operations by an equivalent amount for each period mentioned.

Results of Operations

Research and Development Expenses, page 53

XVI                         Please expand your disclosures to include the total costs incurred during each period presented and to date for each product candidate separately or disclose why you do not provide such disclosure.

Response to Comment 16:

The Company respectfully submits that the requested disclosure would adversely affect the Company’s competitive position vis-à-vis its direct competitors, who would obtain crucial information as to the Company’s detailed cost per product candidate that could compromise its position in future negotiations with its counterparties.

The Company has already disclosed the full amount of its research and development expenses; therefore, investors would receive no incremental benefit from the disclosure of this information separately for each product candidate.

Critical Accounting Policies

Research and Development Costs, page 59

XVII                    Please revise your disclosure to state whether there have been any material adjustments to estimates based on the actual costs incurred for each period presented and if so please quantify the amounts.

Response to Comment 17:

The Company has revised its disclosure on page 59 of the revised confidential draft registration statement to include a statement that there has not been any material adjustment to estimates based on the actual costs incurred for each period presented.

Liquidity and Capital Resources, page 61

XVIII               Please file the agreements underlying the two loan facilities that your subsidiary TiGenix SAU entered into with Madrid Network as exhibits to the registration statement.

Response to Comment 18:

The Company has submitted summaries of the two loan facilities as exhibits to the revised confidential draft registration statement.

Business

Technology Platform, page 71

XIX                         Please describe the meaning and significance of the following terms at their first use in this section:

•                  tumorigenicity;

•                  ectopic tissue growth;

•                  paracrine effects;

•                  tryptophan metabolism;

•                  indoleamine 2,3 dioxygenase enzyme; and

•                  p-value.

Response to Comment 19:

The Company has revised its disclosure as requested on pages 71 and 72 of the revised confidential draft registration statement.

Product and Product Candidates

Cx601, page 76

XX                              We note that you filed for orphan drug designation for the treatment of anal fistulas in the United States in 2012. Please expand your disclosure to state whether you have since been granted orphan drug designation in the United States.

Response to Comment 20:

The Company has revised its disclosure as requested on page 76 of the revised confidential draft registration statement.

Clinical Results, page 81

XXI                         For your Phase II clinical trial of Cx601, please describe the duration of the trial, the dosing used, the primary and secondary endpoints of the trial and how the results of the trial compared to the endpoints.

Response to Comment 21:

The Company has revised its disclosure as requested on page 82 of the revised confidential draft registration statement.

XXII                    Please expand your disclosure regarding the serious adverse events related to your Phase II clinical trial of Cx601 to explain what “pyrexia” means.

Response to Comment 22:

The Company has revised its disclosure to replace the word “pyrexia” with the word “fever” on pages 83 and 86 of the revised confidential draft registration statement.

Cx611

Clinical Results, page 84

XXIII               Please expand your disclosure regarding the serious adverse events related to your Phase I/IIa of Cx611 to describe “lacunar infarction” and “peroneal palsy.”

Response to Comment 23:

The Company has revised its disclosure as requested on page 86 of the revised confidential draft registration statement.

Intellectual Property, page 92

XXIV                Please expand your disclosure in this section to describe your material patents and patent applications relating to your eASC-based technology platform, ChondroCelect and your other product candidates. In doing so, please provide the following information:

•                  the specific product or product candidates to which such patents or patent applications relate;

•                  whether the patents are owned exclusively or co-owned and with whom;

•                  the type of patent protection such as composition of matter, use or process;

•                  patent expiration dates or expected expiration dates for patent applications;

•                  identification of applicable jurisdictions where patents are granted or where patent applications are pending.

Response to Comment 24:

The Company has revised its disclosure as requested on pages 93 to 95 of the revised confidential draft registration statement.

Partnerships, Licensing and Collaboration, page 92

XXV                     Please expand your disclosure regarding your description of the distribution agreement with Sobi to provide each party’s rights and obligations under the agreement and the termination provisions.

Response to Comment 25:

The Company has revised its disclosure as requested on page 96 of the revised confidential draft registration statement.

XXVI                Please expand your disclosure regarding your distribution agreement with Finnish Red Cross Blood Services to provide the material terms of the agreement, including each party’s rights and obligations, the duration of the agreement, termination provisions, royalties payable under the agreement and any other payment provisions. Also, please file the agreement as an exhibit.

Response to Comment 26:

The Company respectfully submits that the distribution agreement with Finnish Red Cross Blood Service is not material to the Company’s operations as a whole and that it would be misleading to treat it as being on par with its other more material agreements by providing detailed information about the terms of the agreement in the prospectus. In 2013, only four patients were treated with ChondroCelect in Finland under the agreement, resulting in revenues of approximately 67,000 euros to the Company, which is approximately 1.9% of its total revenues of 4.3 million from sales of ChondroCelect. In 2014, five patients in Finland have been treated with ChondroCelect to date, resulting in revenues of approximately 84,000 euros. Accordingly, the Company has revised its disclosure on page 96 of the revised confidential draft registration statement to highlight the relative lack of significance of the agreement. The agreement has not been submitted as an exhibit to the revised confidential draft registration statement for these reasons.

XXVII           Please expand your disclosure regarding your long-term manufacturing agreement with your former Dutch subsidiary, now owned by PharmaCell, to provide the material terms of the agreement, including each party’s rights and obligations, the duration of the agreement, termination provisions and any payment provisions. Also, please file the agreement as an exhibit.

Response to Comment 27:

The Company has revised its disclosure as requested on pages 95 and 96 of the revised confidential draft registration statement and has submitted the long-term manufacturing agreement as an exhibit.

XXVIII      We note your disclosure that a number of your patent families are the result of collaborations with academic parties, including with Universidad Autonoma de Madrid and Consejo Superior de Investigaciones Cientificas, and are jointly owned. In addition, you disclose that co-ownership agreements are in place with respect to all but one of such patent families and that use of patents may be subject to the co-owner’s approval. To the extent that any of the patents subject to these co-ownership arrangements relate to your product candidates, ChondroCelect, or the technology underlying these products, please revise your disclosure to identify which patent families are covered under which agreements. In addition, please disclose the material terms of any co-ownership agreements including the following:

•                  Rights and obligations of the parties to the agreement;

•                  Payment obligations including royalties payments and/or milestone payment obligations;

•                  Termination provisions, and

•                  Duration.

In addition, please file each of these co-ownership agreements as an exhibit to the registration statement.

Response to Comment 28:

The Company has revised its disclosure as requested on pages 97 and 98 of the revised confidential draft registration statement and has submitted translations of the intellectual property licensing agreements as exhibits.

Facilities, page 94

XXIX                Please file your material lease agreements as exhibits.

Response to Comment 29:

The Company has submitted the lease agreement for its facilities in Madrid, Spain, which include office space as well as the facility where it conducts research and development and manufactures its eASC-based product candidates, as an exhibit to the revised confidential draft registration statement.

Notes to the Consolidated Financial Statements

12. Intangible Assets, page F-42

XXX                     Please disclose how you are accounting for the development intangible asset related to ChondroCelect effective June 1, 2014 since you state on page 50 that you discontinued your operations in connection with ChondroCelect and if there was no change in accounting, explain to us why not. Please provide us the authoritative accounting literature that you relied upon and how you evaluated the asset for impairment.

Response to Comment 30:

The Company notes that substantially all of the 1.5 million euros carrying amount of internally developed intangible asset as of June 30, 2014 disclosed on page 54 of the registration statement relates ChondroCelect (the “ChondroCelect Asset”), because it continues to own the intellectual property.

Because the ChondroCelect Asset was not disposed of as part of the discontinued operations, it continues to be accounted for as a finite lived intangible asset that is being amortized over its remaining useful life in accordance with IAS 38 paragraph 94.

As of June 30, 2014, the Company performed an assessment for impairment of the ChondroCelect Asset, determining that at least one of the factors described in IAS 36 paragraph 12 was present (the disposal of the ChondroCelect operations). Therefore, the Company estimated, that based on its past sales of ChondroCelect and expected future royalties from its agreements with Sobi and the Finnish Red Cross Blood Service discounted at an appropriate market rate, the recoverable amount (value in use for an amount of approximately 2.6 million euros) was higher than the carrying amount of the ChondroCelect Asset; accordingly, no impairment loss was identified.

Consistent with the guidance described in IAS 36, the Company will continue to assess at the end of each reporting period whether an indication of impairment may exist for the ChondroCelect Asset, and if so, the Company will perform the impairment testing analysis to identify whether or not the carrying amount exceeds the recoverable amount.

General

XXXI                We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

Response to Comment 31:

The Company acknowledges the staff’s comment and will submit such exhibits as soon as they become available.

XXXII           Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response to Comment 32:

The Company confirms that the graphics included in the revised confidential draft registration statement are the only graphics that it will use in its prospectus.

XXXIII      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 33:

The Company will supplementally provide the Commission with copies of all written communications, if any, that are presented to potential investors in reliance on Section 5(d) of the Securities Act.

* * * *

Please do not hesitate to contact me at +44 (20) 7539-0620 with any questions or comments regarding this response letter or the revised confidential draft registration statement.  Thank you for your assistance.

Sincerely,

/s/ Peter Castellon
Peter Castellon

cc: Eduardo Bravo, TiGenix